Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:       Sierra Wireless, Inc.

TSX:  SW

NASDAQ:  SWIR

February 10, 2010

Sierra Wireless Reports Fourth Quarter and Fiscal Year 2009 Results

•                  Fourth quarter revenue  increased to $144.0 million - up 6% sequentially and 8% over Q4 2008

•                  Strong momentum in machine-to-machine product lines — sequential revenue increases of 52% in AirPrimeTM embedded modules and 11% in AirLinkTM machine-to-machine (M2M) gateways

•                  Launched new AirCard® products with AT&T, Sprint, Telus, Telstra and Telefonica — including the world’s first 3G/4G mobile hotspot

•                  Fourth quarter cash flow from operations of $3.7 million, total cash of $134.4  million

•                  Expecting continued sequential revenue growth in Q1 2010

VANCOUVER, BRITISH COLUMBIA — Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) today reported fourth quarter and fiscal year 2009 results. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles.

“Sierra Wireless continues to build momentum and execute well in our target markets of machine-to-machine and mobile computing,” said Jason Cohenour, President and Chief Executive Officer.

“In the fourth quarter of 2009, our M2M product lines experienced strong sequential revenue growth, with sales of our AirPrime embedded modules up 52% to $67.6 million and sales of our AirLink M2M gateways up 11% to a record $11.4 million.  Our AirVantage™ M2M service and solution delivery platform also continued to gain traction in the quarter, securing new partner, operator and OEM wins.  Combined, our M2M product lines represented 55% of total sales in the fourth quarter — a remarkable milestone that illustrates the strength of our diversification progress.

In mobile computing, we launched important new AirCard products with key customers including AT&T, Telus, Telstra and Telefonica.  In January of 2010, we achieved another world first in launching the first ever 3G/4G mobile hot spot with Sprint.   Achievements like this underscore our commitment to developing new, differentiated AirCard products supporting leading edge air interface technologies for our key operator partners.

Looking forward, we have good visibility to Q1 revenue growth and believe we are uniquely positioned in our target markets with the industry’s broadest product line, strongest global presence and unmatched innovation capability.   Furthermore, we believe that our target markets of M2M and mobile computing present compelling growth opportunities and we are investing to bolster our leadership position.”

Q4 and Fiscal Year 2009 Financial Results - GAAP

Revenue for the fourth quarter of 2009 was $144.0 million, gross margin was $47.4 million, or 32.9% of revenue, operating expenses were $48.5 million, loss from operations was $1.1 million and our net loss was $2.7 million, or loss per share of $0.09.

Revenue for the year ended December 31, 2009 was $526.4 million, compared to $567.3 million in 2008.  Gross margin was $172.5 million, or 32.8% of revenue in 2009, compared to $156.7 million, or 27.6% of revenue in 2008.  Operating expenses were $210.2 million in 2009, compared to $112.1 million in 2008.  Loss from operations was $37.7 million, compared to earnings from operations of $44.6 million in 2008.  Net loss was $39.9 million, or loss per share of $1.29, compared to net earnings of $62.6 million, or diluted earnings per share of $2.00 in 2008.

Q4 2009 Financial Results — Non-GAAP

Non-GAAP results exclude transaction costs related to Wavecom, restructuring costs, integration costs, stock based compensation expense, acquisition related amortization, foreign exchange on amounts related to the Wavecom acquisition, tax adjustments and non-controlling interest related to non-GAAP adjustments.  Adjusting for these amounts, non-GAAP results for Q4 2009 are as follows:

		Q4 2009		Q4 2008
(in millions of U.S. dollars)	Sierra Non-GAAP	Wavecom Non-GAAP	Consolidated Non-GAAP	Consolidated Non-GAAP

Revenue — GAAP and Non-GAAP	$101.9	$42.1	$144.0	$132.9

Gross margin — GAAP			$47.4	$36.4
Stock-based compensation			0.1	0.1
Gross margin — Non-GAAP			$47.5	$36.5

Earnings (loss) from operations — GAAP	$2.3	$(3.4)	$(1.1)	$9.0
Transaction costs	0.1	—	0.1	—
Restructuring and other costs	—	4.8	4.8	—
Integration costs	1.4	(0.1)	1.3	—
Stock —based compensation	1.6	0.1	1.7	1.5
Acquisition related amortization	0.6	(3.7)	(3.1)	0.6
Earnings (loss) from operations — Non-GAAP	$6.0	$(2.3)	$3.7	$11.1

Net earnings (loss) — GAAP			$(2.7)	$34.7
Transaction, restructuring, integration, stock-based compensation and acquisition amortization costs, net of tax			4.2	1.4
Unrealized foreign exchange (gain) loss			0.8	(18.4)
Interest expense			0.1	—
Tax impact related to change in tax asset			0.5	(6.5)
Non-controlling interest			(0.2)	—
Net earnings — Non-GAAP			$2.7	$11.2

Diluted earnings (loss) per share — GAAP			$(0.09)	$1.12
Diluted earnings per share — Non-GAAP			$0.09	$0.36

On a non-GAAP basis, results for the fourth quarter of 2009, relative to guidance provided on October 28, 2009 are as follows:

Fourth quarter revenue for 2009 of $144.0 million was better than guidance of $143.0 million. Our earnings from operations were $3.7 million, lower than guidance of earnings from operations of $6.0 million.  The shortfall in expected earnings from operations is the result of slightly lower gross margin driven by product mix shifts, some programmed cost reductions taking more time to realize than originally expected and selective investments in compelling growth areas.  Net earnings of $2.7 million, or diluted earnings per share of $0.09, were lower than our guidance of a net earnings of $5.2 million, or earnings per share of $0.17.

On a non-GAAP basis, results for the fourth quarter of 2009, compared to the fourth quarter of 2008 are as follows:

Fourth quarter revenue increased to $144.0 million in 2009, compared to $132.9 million for the same period in 2008. Gross margin for the fourth quarter of 2009 was 33.0% of revenue, compared to 27.5% for the same period in 2008. Operating expenses were $43.8 million and earnings from operations were $3.7 million in the fourth quarter of 2009, compared to $25.5 million and $11.1 million, respectively, in the same period of 2008. Net earnings for the fourth quarter of 2009 were $2.7 million, or diluted earnings per share of $0.09, compared to net earnings of $11.2 million, or diluted earnings per share of $0.36, in the same period of 2008.

On a non-GAAP basis, results for the fourth quarter of 2009, compared to the third quarter of 2009 are as follows:

Revenue for the fourth quarter of 2009 increased to $144.0 million, compared to $135.7 million in the third quarter of 2009. Gross margin was 33.0% of revenue in the fourth quarter of 2009, compared to 34.9% of revenue in the third quarter of 2009. Operating expenses were $43.8 million and earnings from operations were $3.7 million in the fourth quarter of 2009, compared to $42.3 million and $5.1 million, respectively, in the third quarter of 2009. Net earnings for the fourth quarter of 2009 were $2.7 million, or diluted earnings per share of $0.09, compared to $5.9 million, or diluted earnings per share of $0.19 in the third quarter of 2009.

Our balance sheet remains strong, with $134.4 million of cash, cash equivalents and short-term investments at December 31, 2009.  In the fourth quarter of 2009, we generated $3.7 million of cash from operations on a GAAP basis.

Fourth Quarter and Recent Highlights Included:

•                  On January 6, 2010, Sprint launched the Overdrive™ by Sierra Wireless, the world’s first 3G/4G Mobile Hotspot. Overdrive allows multiple Wi-Fi enabled devices to be connected simultaneously through a single connection to Sprint’s high speed 3G and 4G networks.

•                  AT&T launched the USBConnect Lightning, a new HSPA AirCard from Sierra Wireless.  Lightning is now available in AT&T retail, business and online channels across the US.

•                  We introduced the MC8795V embedded module, a high performance HSPA device for OEMs.  This latest addition to the AirPrime embedded module family supports 7.2 Mbps downlink speeds, quad-band operation, and antenna diversity.

•                  Telefonica launched our new AirCard® USB 307 — the first HSPA+ device available in Spain, supporting download speeds of up to 21 Mbps.

•                  We launched a world-first embedded SIM solution based on our inSIM technology with Vodacom and Tracker in South Africa. Vodacom and Tracker intend to target vehicle tracking opportunities with the solution.

•                  We launched a major new release of M2M Studio, our fully integrated environment for the development of embedded M2M software, enabling developers to easily create, compile, download, debug and test their M2M applications.

•                  We announced a collaboration with Atos Worldline who intends to leverage our AirVantage services platform for the development and deployment of large scale M2M solutions in Europe.

•                  We announced a collaboration with MobiPower to develop asset protection solutions based on the Sierra Wireless AirPrime WMP100 Wireless Microprocessor® and Open AT® application environment.

Financial Guidance

The following guidance for the first quarter of 2010 reflects our current business indicators and expectations. This guidance is presented on a non-GAAP basis, which excludes Wavecom transaction and integration costs, restructuring costs, stock-based compensation expense, acquisition amortization, foreign exchange on amounts related to the Wavecom acquisition and non-controlling interest related to non-GAAP adjustments.

Our guidance for the first quarter of 2010 reflects the uncertain macro economic environment and expected component supply constraints on certain products.  Our guidance also includes some revenue contribution from recent and expected new product launches and the uncertainties associated with these launches could affect our ability to achieve guidance.

Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Consolidated
Q1 2010 Guidance	Non-GAAP

Revenue	$150.0 million
Earnings from operations	$3.5 million
Net earnings	$3.3 million
Diluted earnings per share	$0.11/share

Conference Call, Webcast and Instant Replay

We will host a conference call to review our results on Wednesday, February 10, 2010 at 2:30 PM PDT, 5:30 PM EDT. You can participate in the conference call either via telephone or webcast. To participate in this conference call, please dial the following number approximately ten minutes prior to the commencement of the call.

Telephone participation:

Toll free (Canada and US):	1-888-231-8191	Passcode: Not required
or

Outside Canada and the US:	1-647-427-7450	Passcode: Not required

Webcast:

We will also broadcast our conference call over the Internet. To access the web broadcast, please follow the link below and choose one of the following options:

•                  If you are following the conference call on the phone, please choose the “Non-Streaming” version

•                  If you would prefer to follow online only, with streaming audio, select any of the other options according to your preferred format

https://event.on24.com/eventRegistration/EventLobbyServlet?target=registration.jsp&eventid=183259&sessionid=1&key=34929FC7A68D643ED92956AC9727EFD4&sourcepage=register

This webcast event will be optimized for Microsoft Windows Media Player version 11. To download go to:

http://www.microsoft.com/windows/windowsmedia/download

The webcast will be available at the above link for 90 days following the call.

Should you be unable to participate, Instant Replay (audio) will be available following the conference call for 7 business days.

Audio only dial: 1-800-642-1687 or 1-416-849-0833

Passcode:  45561869#

We look forward to having you participate in our call.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements in this press release include all financial guidance for the first quarter of 2010, and all other disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR — TSX: SW) products connect people and machines to wireless networks around the world. We offer an advanced, comprehensive product line, addressing consumer, enterprise, original equipment manufacturer and specialized vertical industry markets.  We also offer a wide range of professional and operated services.  Our solutions are used for mobile computing, transportation, industrial M2M (machine-to-machine), enterprise, residential and consumer communications applications. For more information about Sierra Wireless, visit www.sierrawireless.com.

“AirCard” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1181

Website: www.sierrawireless.com

Email: investor@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in thousands of United States (“U.S.”) dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”))

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008

Revenue	$143,952	$132,867	$526,384	$567,308
Cost of goods sold	96,576	96,482	353,931	410,611
Gross margin	47,376	36,385	172,453	156,697

Expenses:
Sales and marketing	14,551	8,204	52,804	32,684
Research and development	20,179	13,166	80,821	54,060
Administration	8,617	4,871	32,990	20,567
Acquisition costs	95	—	7,785	—
Restructuring	4,678	—	20,605	—
Integration	1,337	—	3,859	—
Amortization	(997)	1,186	11,313	4,814
	48,460	27,427	210,177	112,125
Earnings (loss) from operations	(1,084)	8,958	(37,724)	44,572

Foreign exchange gain (loss)	(1,754)	20,800	1,261	20,583
Other income (expense)	(279)	1,112	(4,399)	5,579
Earnings (loss) before income taxes	(3,117)	30,870	(40,862)	70,734
Income tax expense (recovery)	12	(3,809)	340	8,151
Net earnings (loss)	(3,129)	34,679	(41,202)	62,583
Net loss attributable to the non-controlling interest	(394)	—	(1,303)	—
Net earnings (loss) attributable to Sierra Wireless, Inc.	(2,735)	34,679	(39,899)	62,583
Retained earnings (deficit), beginning of period	(15,891)	(13,406)	21,273	(40,602)
Excess of purchase price over assigned value of common shares acquired	—	—	—	(708)
Retained earnings (deficit), end of period	$(18,626)	$21,273	$(18,626)	$21,273

Earnings (loss) per share:
Basic	$(0.09)	$1.12	$(1.29)	$2.00
Diluted	$(0.09)	$1.12	$(1.29)	$2.00

Weighted average number of shares (in thousands):
Basic	31,042	31,032	31,035	31,254
Diluted	31,042	31,032	31,035	31,323

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	December 31, 2009	December 31, 2008

Assets
Current assets:
Cash and cash equivalents	$107,491	$63,258
Restricted cash	—	191,473
Short-term investments	26,898	18,003
Accounts receivable	86,466	67,058
Inventories	24,708	33,031
Deferred income taxes	6,168	5,565
Prepaid expenses and other	14,039	6,233
	265,770	384,621

Fixed assets	27,956	22,935
Intangible assets	86,674	15,291
Goodwill	95,064	33,013
Deferred income taxes	1,794	2,296
Other assets	7,261	4,230
	$484,519	$462,386

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$71,035	$38,631
Accrued liabilities	54,419	47,568
Deferred revenue and credits	750	683
Current portion of long-term obligations	3,371	193
Current portion of obligations under capital leases	293	—
	129,868	87,075

Long-term liabilities	3,197	316
Obligations under capital leases	245	—
Other long-term liabilities	32,663	14,789
Deferred income taxes	1,950	2,758

Shareholders’ equity:
Share capital	326,043	325,893
Treasury shares, at cost	(6,442)	(1,487)
Additional paid-in capital	13,133	12,518
Retained earnings (deficit)	(18,626)	21,273
Accumulated other comprehensive loss	(37)	(749)
	314,071	357,448
Non-controlling interest in Wavecom S.A.	2,525	—
Total shareholders’ equity	316,596	357,448
	$484,519	$462,386

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008
Cash flows from operating activities:
Net earnings (loss)	$(3,129)	$34,679	$(41,202)	$62,583
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	2,159	4,434	32,704	16,309
Stock-based compensation	1,670	1,468	8,097	6,381
Non-cash restructuring and other	1,748	—	5,911	—
Deferred income taxes	282	(4,944)	282	(3,842)
Loss on disposal	211	304	204	377
Unrealized foreign exchange loss (gain) on restricted cash	—	(18,416)	15,653	(18,416)
Unrealized foreign exchange loss on term loan	—	—	1,215	—
Tax benefit related to stock option deduction	—	57	—	57
Gain on sale of investments	—	(565)	—	(565)
Changes in operating assets and liabilities
Accounts receivable	(1,686)	21,840	20,175	14,759
Inventories	(1,472)	252	15,676	(8,043)
Prepaid expenses and other assets	2,878	(4,675)	3,888	248
Accounts payable	5,935	(817)	(1,301)	7,468
Accrued liabilities	(4,587)	(1,471)	(12,793)	8,668
Deferred revenue and credits	(353)	140	(810)	149
Net cash provided by operating activities	3,656	32,286	47,699	86,133

Cash flows from investing activities:
Business acquisition, net of cash acquired of $139,785	—	—	(26,493)	(35)
Acquisition of OCEANE convertible bonds	—	—	(104,767)	—
Decrease (increase) in restricted cash	—	(173,057)	175,820	(173,057)
Proceeds on disposal	32	—	155	2
Purchase of fixed assets	(5,024)	(4,663)	(13,296)	(19,653)
Increase in intangible assets	(1,468)	(447)	(6,543)	(3,025)
Purchase of long-term investments	—	(14,962)	—	(20,131)
Proceeds on sale of long-term investments	—	39,797	—	39,797
Purchase of short-term investments	(20,888)	(94,595)	(68,333)	(237,366)
Proceeds on maturity of short-term investments	19,300	159,641	59,560	313,775
Net cash provided by (used in) investing activities	(8,048)	(88,286)	16,103	(99,693)

Cash flows from financing activities:
Proceeds on issuance of term loan	—	—	102,716	—
Repayment of term loan	—	—	(103,931)	—
Financing costs	(57)	—	(3,971)	—
Issuance of common shares, net of share issue costs	91	—	96	1,023
Purchase of treasury shares for RSU distribution	—	—	(6,417)	(2,498)
Repurchase of common shares	—	—	—	(4,982)
Proceeds on exercise of Wavecom options	—	—	4,148	—
Decrease in long-term liabilities	(1,338)	(127)	(2,238)	(349)
Net cash used in financing activities	(1,304)	(127)	(9,597)	(6,806)
Effect of foreign exchange on cash and cash equivalents	2,602	—	(9,972)	—
Net increase (decrease) in cash and cash equivalents	(3,094)	(56,127)	44,233	(20,366)
Cash and cash equivalents, beginning of period	110,585	119,385	63,258	83,624
Cash and cash equivalents, end of period	$107,491	$63,258	$107,491	$63,258